Exhibit 99.4

NiCE Named a Leader in IDC MarketScape European Contact Center-as-a-Service
Vendor Assessment 2025

NiCE’s multi-lingual Gen AI-powered omni-channel capabilities along with customer journey orchestration make it a suitable option for multiple verticals in the region

Hoboken, N.J., November 19, 2025 – NiCE (Nasdaq: NICE) today announced that it has been named a Leader in the IDC MarketScape European Contact Center-as-a-Service Vendor Assessment 2025 Vendor Assessment (doc #EUR153005525, October 2025). The IDC MarketScape study assessed software providers on two axes: capabilities and strategies. NiCE attributes this recognition to its purpose-built CX AI platform, CXone Mpower, which empowers enterprises to unify conversational and agentic AI, ensure data sovereignty, and deliver smarter, seamless experiences at scale.

Learn more here.

In part, the IDC MarketScape report states: “NiCE is ideal for organizations seeking compliance-driven solutions, particularly in regulated industries like government and finance. Its platform is suited for enterprises looking to consolidate CX technologies, leverage AI for automation, and ensure seamless omnichannel orchestration across multiple languages.”

The report notes, “Its multi-lingual Gen AI-powered omni-channel capabilities along with customer journey orchestration make it a suitable option for multiple verticals including retail, finance, public sector and so on in the region. Its own sovereign cloud in the UK as well as the planned one in Germany place it in a good position to cater to large organizations looking for secure solutions with advanced Gen AI-based features.”

CXone Mpower is one of the industry’s most complete CX AI platforms, unifying conversational and agentic AI, omnichannel engagement, and workforce optimization in one secure and scalable solution. By consolidating fragmented point solutions, CXone Mpower empowers enterprises to drive intelligent automation, elevate employee performance, and deliver smarter, more personalized experiences at every touchpoint.

NiCE is driving growth with key milestones, including its acquisition of Cognigy, further enhancing NiCE’s CX AI roadmap by immediately adding Cognigy’s exceptional conversational and agentic AI capabilities. Additionally, NiCE announced earlier this year, in collaboration with Route 101, that the Department for Work and Pensions (DWP) will deploy CXone Mpower in a UK-sovereign environment to improve citizen services while ensuring data sovereignty, demonstrating further success in the region.

“NiCE’s approach goes beyond contact centers; it’s about building a future-ready, AI CX ecosystem. CXone Mpower’s ability to replace fragmented tools with a unified CX AI platform makes it a leader for European enterprises looking to deploy AI in customer experience and transform at scale,” said Oru Mohiuddin, Research Director, IDC.

Darren Rushworth, President, NiCE International, said, “NiCE is shaping the future of AI CX in Europe with CXone Mpower’s secure, compliant, and purpose-built CX AI platform. We believe this recognition from the IDC MarketScape reinforces our vision and momentum, as we help enterprises reimagine customer and employee experiences while transforming operations at scale with the latest, cutting-edge AI technology for customer experience.”

Visit the NiCE website and learn more about CXone Mpower by clicking here.

About IDC MarketScape
IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of technology and service suppliers in a given market. The research utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each supplier’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of technology suppliers can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective suppliers.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.